Exhibit 99.1

ACE TO ACQUIRE CHUBB FOR $28.3 BILLION IN CASH AND STOCK

Complementary Businesses and Skills Will Create Global P&C Industry Leader with

Superior Product, Customer and Distribution Channel Capabilities

Growth and Efficiencies from Greater U.S. Capabilities and Increased International Presence

Will Enhance Earning Power and Drive Substantial Growth and Future Value Creation

Combination Will Have Greater Growth and Earnings Than

The Sum of the Two Companies Separately

Transaction Immediately Accretive to EPS and Book Value

Combined Company to Assume Renowned Chubb Name

ZURICH and WARREN, NEW JERSEY — JULY 1, 2015 — ACE Limited (NYSE: ACE) and The Chubb Corporation (NYSE: CB) announced today that the Boards of Directors of both companies have unanimously approved a definitive agreement under which ACE will acquire Chubb. Under the terms of the transaction, Chubb shareholders will receive $62.93 per share in cash and 0.6019 shares of ACE stock. Based on the closing price of ACE stock on June 30, 2015, the total value is approximately $124.13 per Chubb share, or $28.3 billion in the aggregate. This is the equivalent of $125.87 per Chubb share using ACE’s 20-day volume weighted average share price for the period ending June 30, 2015. Upon closing of the transaction, ACE shareholders will own 70% of the combined company, and Chubb shareholders will own 30%. The consideration represents an approximately 30% premium to Chubb’s closing price of $95.14 on June 30, 2015.

Together, ACE and Chubb will create a global leader in commercial and personal property and casualty (P&C) insurance, with enhanced growth and earning power and an exceptional balance of products as a result of greater diversification and a product mix with reduced exposure to the P&C industry pricing cycle. The combined company will remain a growth company with complementary products, distribution, and customer segments, a shared commitment to underwriting discipline and outstanding claims service, and substantially increased data to drive new, profitable growth opportunities in both developed and developing markets around the world. The combination will create efficiencies that will provide flexibility for the company to invest in people, technology, products and distribution as well as improve the company’s competitive profile. Additionally, the balance sheet’s size and strength will elevate the combined company into the elite group of global P&C insurers. As of December 31, 2014, on an aggregate basis, the combined company had total shareholders’ equity of nearly $46 billion and cash, investments and other assets of $150 billion.

Growth and Earning Power of the Combination

“We are thrilled to announce the acquisition of Chubb, a venerable company with a great brand,” said Evan G. Greenberg, Chairman and CEO of ACE Limited. “This transaction advances our strategy in a meaningful way and represents an outstanding opportunity to create significant value over a reasonable period of time for both ACE and Chubb shareholders. We are combining two great underwriting companies that are highly complementary. We will make each other better and create a unique company in a class of its own that has greater growth and earning power than the sum of the two companies separately.”

John D. Finnegan, Chairman, President and CEO of Chubb, said, “This is a compelling transaction for all Chubb and ACE stakeholders. The combination brings together two highly respected and successful companies with complementary capabilities, assets and geographic footprints. We are confident that it will deliver strong value to Chubb shareholders, including an immediate premium and participation in the future growth and profitability of a well-positioned combined company. We are pleased that the combined company will adopt the Chubb brand and view this as an affirmation that both companies share a commitment to the attributes of quality and service the brand represents. We look forward to working together as we create a best-in-class global franchise in P&C insurance.”

Complementary Presence and Capabilities

In the United States commercial lines business, ACE provides a broad range of products and services for industrial commercial, multinational and upper middle market companies with distribution substantially through a major brokerage presence. Chubb is primarily a middle-market commercial, specialty and surety insurer with a broad product portfolio and a major agency presence. In personal insurance, Chubb is a leading provider of personal lines coverage to high net worth customers in the U.S. while ACE has been increasingly focused on these customers as well.

Outside the U.S., ACE is a premier commercial insurer with a presence in 54 countries and a broad product, customer and distribution capability. Chubb’s operations in 25 countries will complement and deepen ACE’s presence. ACE has a leading market position in global accident and health (A&H) and both companies offer complementary personal lines offerings in Canada, Europe, Asia and Latin America. The combined company will have a leading position in professional lines globally with broad product offerings for all sizes of commercial customers.

“We will be well balanced with greater presence and capabilities in product areas that have less exposure to the commercial P&C cycle,” continued Mr. Greenberg. “We have complementary product strengths – where one of us is not present, the other is. Where one of us is strong, the other is even stronger. Where there is overlap in product, generally one of us is more present at the large end of the corporate market while the other is serving the smaller or mid-market segment. The data and insight we will gain from our respective skills and experience will allow us to do so much more. For example, Chubb will enhance ACE’s ability to serve the upper middle market, while ACE will provide more products to serve Chubb’s middle market clients, and our combined strengths will enable us to pursue the small and micro markets globally.

“Finally, we will benefit from each other’s complementary cultures, including a shared passion for underwriting discipline and outstanding claims service. Operating under the Chubb name, with sustained long-term underwriting profit and a larger invested asset base that will benefit from rising interest rates, we will take advantage of the growth opportunities and significant efficiencies to be gained between us. Together, we will grow more substantially and at a faster rate, producing greater earnings, than we could achieve as two separate companies. We look forward to welcoming the talented Chubb employees and their customers and distribution partners to the ACE family.”

Attractive Shareholder Returns

It is expected that the transaction will be immediately accretive to earnings per share and book value, and by year three, the transaction will be accretive to EPS on a double-digit basis and will be accretive to ROE. It is anticipated that the ROI will exceed ACE’s cost of capital within two years, result in a double-digit return by year three, and tangible book value per share will return to its current level in three years.

Management, Board of Directors, Name and Headquarters

Upon completion of the transaction, the combined company will be led by Mr. Greenberg as Chairman and Chief Executive Officer. Mr. Finnegan has agreed to serve as Executive Vice Chairman for External Affairs of North America and will assist with integration. The company’s Board will be expanded from 14 directors to 18 directors with the addition of four independent directors from Chubb’s current Board.

Chubb will continue to operate under its name while the combined company transitions to operate under the Chubb name globally. The combined company will remain a Swiss company with principal offices in Zurich. Chubb’s headquarters in Warren, New Jersey, will house a substantial portion of the headquarters function for the combined company’s North American Division. ACE will continue to maintain a significant presence in Philadelphia, where its current North American Division headquarters is based.

Financing, Efficiencies, Closing and Approvals

ACE intends to finance the cash portion of the transaction through a combination of $9 billion of ACE and Chubb excess cash plus $5.3 billion of senior notes with a range of maturities to be determined. ACE intends to target a debt-to-total capital ratio of approximately 20% following the acquisition, within the guidelines for the company’s ratings.

By the third year after closing, the company expects to realize annual expense savings of approximately $650 million pre-tax where both companies overlap. The company also expects to achieve meaningful growth that will result in substantial additional revenue. By year five, earnings accretion is expected to be balanced between revenue and expense-related synergies. The efficiencies created will provide greater flexibility for the company to invest in people, technology, product and distribution.

The transaction is expected to close during the first quarter of 2016, subject to approval by ACE and Chubb shareholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and regulatory approvals.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor and Sullivan & Cromwell LLP is serving as legal counsel to ACE. Guggenheim Securities, LLC is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Chubb.

Conference Call Webcast and Dial-in Information

ACE and Chubb will hold a joint conference call today at 8:30 a.m. Eastern. The conference call will be available via live webcast on the investor relation sections of ACE’s and Chubb’s websites at www.acegroup.com or www.chubb.com. Those participating via telephone should dial 888-481-2864 (within the United States) or 719-325-2214 (international), passcode 3219329. A replay of the call will be available until Wednesday, July 15, 2015, and the archived webcast will be available for one month. To listen to the replay, please dial 888-203-1112 (in the United States) or 719-457-0820 (international), passcode 3219329.

Additional information with respect to the transaction will be posted in the investor relations sections of the acegroup.com and chubb.com websites.

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

About Chubb

Since 1882, members of the Chubb Group of Insurance Companies have provided property and casualty insurance products to customers around the globe. These products are offered through a worldwide network of independent agents and brokers. The Chubb Group of Insurance Companies is known for financial strength, underwriting and loss-control expertise, tailoring products for the needs of high-net-worth individuals and commercial customers in niche markets and select industry segments, and outstanding claim service.

The Chubb Group of Insurance Companies is the marketing term used to describe several separately incorporated insurance companies under the common ownership of The Chubb Corporation. The Chubb Corporation is listed on the New York Stock Exchange (NYSE: CB) and, together with its subsidiaries, employs approximately 10,300 people throughout North America, Europe, Latin America, Asia and Australia. For more information regarding The Chubb Corporation, including a listing of the insurers in the Chubb Group of Insurance Companies, visit www.chubb.com.

Forward Looking Statements

All forward-looking statements made in this press release, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common stock in connection with the acquisition; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This press release is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. Shareholders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

ACE Group Contacts

Investors: Helen Wilson, 441-299-9283, helen.wilson@acegroup.com

Media: Jeffrey Zack, 212-827-4444, jeffrey.zack@acegroup.com

or

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank/Steve Frankel/Averell Withers

212-355-4449

Chubb Contacts

Investors: Glenn Montgomery, 908-903-2365

Media: Mark Greenberg, 908-903-2682

or

Sard Verbinnen & Co

George Sard/Paul Scarpetta/Jared Levy

212-687-8080